16


05009491

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Rostovenergo

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4839 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/6/05

OPEN JOINT STOCK COMPANY

"ROSTOV JOINT STOCK COMPANY OF ELECTRIC POWER AND ELECTRIFICATION"



JSC "ROSTOVENERGO"

2004 ANNUAL REPORT



1. Appeal to shareholders of the Chairman of the Directors' Board and Director General of the Company.

2. General information

3. Corporate Management.

4. Main production figures

5. Energy sale operations.

6. Main indicators of accounting report and financial statements of the Company (for the last 3 years)





1.1. Appeal to shareholders of the Chairman of the Directors' Board.

Dear shareholders !

During the reporting period the Board of Directors of JSC "Rostovenergo" provided real participation of proprietors in management of the Company, in strategical decision-making .

Last year the Board of Directors of JSC "Rostovenergo" paid much attention to improvement of mechanisms of proprietors interaction. Representation of two minor directors in the staff of Directors' Board promoted this interaction.

The reporting year was marked by very important events - the priority directions of Company's reformation were determined. Correspondingly changed the scope of tasks of Directors' Board and measure of liability .

During the reporting year 23 sittings of Directors' Board were held, at which 250 questions connected either with reforming or with current activity were examined . At these meetings special attention was paid to questions of forming of new companies, detached from JSC "Rostovenergo" .

On June , 30 2004 in the framework of reorganization program realization the extraordinary meeting of shareholders was held. The agenda of this meeting was as follows : " About reorganization of JSC "Rostovenergo" in the form of detachment, about procedure and terms of detachment, about establishment of new companies, about allocation of shares of the established companies and the procedure of such allocation, about approval of separating balance."

On September, 20 2004 The Directors' Board of JSC "Rostovenergo" recommended the staff of administrative and control bodies of detached companies drafts of charters of new companies.

On November, 5 2004 the general meetings of shareholders of detached companies devoted to approval of Charters, election of Directors General , members Directors' Boards and Inspection Commissions were held.

On November, 15 2004 The Directors' Board of JSC "Rostovenergo" examined the question and reached the decision about property complexes of detached companies, rights and obligations in correspondence with separating balance .

The significant result of the reporting period was the State registration on January, 11 2005 of companies detached from JSC "Rostovenergo" : "Rostov Generating Company" , JSC "Management Company Rostovenergo", JSC "Energy Sale Rostovenergo".

As concerns current activity, the Directors' Board examined wide range of questions , approved measures taken by the Company's management in order to achieve key activities, to reduce production costs.

Summing up the results of work of Directors' Board, we can say, that we have managed to create mechanism of practical participation of proprietors both in day-to-day management and in policy decision-making . This must promote not only successful realization of structural reforms, but also rise of shareholders incomes.



D.N. Nikitin



1.2. Appeal to shareholders of the Director General of the Company.

Dear shareholders !



The year 2004 for JSC "Rostovenergo" was the first year of active reforms.

During the reporting year the Company worked stable, improved economic and financial activities.

Generation of electric energy at the power plants of the Company in 2004 amounted 3504,6 mln kWh, that is 458,6 mln kWh more than planned (planned generation - 3046,0 mln kWh). Issuance of electric energy from station buses in the reporting period amounted 3261,5 mln kWh (planned - 2791,7 mln kWh) or 469,8 mln kWh more. As a result the purchase of electricity from FWMEP by the Company was decreased 582,2 mln kWh .

Sale of electric energy was increased 21,5 mln kWh compared to plan and amounted 9711,7 mln kWh. Sale of thermal energy amounted 3618,645 thous. Gcal. Decrease of thermal energy sale was due to warm weather in winter , restrictions on sale of heat in Volgodonsk because of nonpayment.

Income from sale of electric energy in 2004 amounted 8646,2 mln rubles or 70,2 mln rubles more than planned. Due to reduction of thermal energy sale income amounted 1263,1 mln rubles , that is 42,3 mln rubles less. Besides, income from sale of thermal energy decreased 20 mln rubles due to implementation of tariffs of "economic development" based on resolution of REC for MEFC of Rostov-on-Don.



Income of the Company from sale of other products amounted 136,8 mln rubles or 41 mln rubles more than planned .

Expenses of the Company in all kinds of activity amounted 9014,8 mln rubles . Costs management let the Company to get economic results in sum 324,4 mln rubles.

Expenses of the Company for remedial maintenance amounted 350,0 mln rubles , including by contract method in sum 146,1 mln rubles and by economic method in sum 203,9 mln rubles . Volumes of remedial maintenance at generating objects amounted 81,4 mln rubles, in electric supply networks - 206,2 mln rubles, in thermal networks - 62,4 mln rubles.

Investment program of the Company was fulfilled in sum 813,3 mln rubles , including out of profit in sum 220,4 mln rubles , including for technical re-equipment and reconstruction in sum 723,6 mln rubles (89%), for new construction - 89,7 mln rubles.

As a result profitability of aggregate assets for the reporting period amounted 5,6 % (planned - 5,23 %).

For 9 months 2004 the Company paid out to shareholders dividends in sum 170,0 mln rubles , including 60,9 mln rubles at the expense of funds included into tariff for 2004 and 109 mln rubles at the expense of production costs management.

The Company has no past due indebtedness to budgets of all levels , fuel suppliers, own staff, suppliers of electric energy from FWMEP, to JSC RAO "UESR", JSC "FENC UES", JSC "SO CDM-UES".

During the reporting period the Company began the process of structural reorganization. The main procedures of this reorganization are already fulfilled.



All results of year 2004 are very important for future activity of the Company. They will have influence not only on development of the Company, but Rostov region as a whole.

We hope that every detached company has good prospects. The result of joint efforts was the registration of companies detached from JSC "Rostovenergo" , which took place on January, 11 2005.

Having competently built management structure, positive dynamics of economic and financial activity, it is necessary to continue work aimed at constructive dialogue between the proprietors of the Company to define policy for development of JSC "Rostovenergo" .



F. A. Kushnarev

Organizational arrangement of the Company



Energy Sale
Shareholders' meeting
Electrical Supply Networks
9 subsidiaries
Chairman of Board of Directors
Board of Directors
Power Plants
4 subsidiaries
DIRECTOR GENERAL
Management Personnel
Thermal Networks
2 subsidiaries
Administrative Board
100%-e Affiliated Companies of repair services profile
- JSC "Rostovenergonaladka"
- JSC "Rostovenergospetsremont"
- JSC "Rostovenergoavtotrans"
- JSC "ERP Rostovskoye"
Inspection Commission
100%-e Affiliated Companies of non-specialized activity
- JSC "SAF Sokolovskoye"
- JSC "SAF Markinskoye"
- JSC "SAF named after Gretchko"
- JSC "Boarding House Lutchezarny"
- JSC "Recreation Department Energetik"

3. Corporate management

3.1. Principles. Documents.

The guiding principles of organizing corporate management system in the Company are the collection of relations organized and formalized in the certain way, which are realized in business-processes of corporate management, allowing providing economic and other interests of the Company.

The legislative basic for the shaping of the principles of the corporate management is the following:

- the Legislation of Russian Federation;
- the Charter of JSC "Rostovenergo";
- the order of interactions between the Company and those organization, which the Company participates in;
- internal documents of the Company, adjusting activity of the managerial and control body of the Company;
- separate decisions of the Board of directors of the Company;
- internal corporate standards of JSC "RAO UESR".

Publicity and transparency of the corporate management the Company provides by publications of the certain information in mass media, on web-site of the Company, at Annual report of the Company, by ensuring the participation of shareholders of the Company in determination of the positions on the most important questions (the positions of the Board of Directors of the Company).

3.2 Information about members of managerial and control bodies of the Company.

3.2.1 **The Board of Directors**

The Board of Directors consists of 10 members.

The Chairman of the Board of Directors is ***Nikitin Danil Nikolaevich.***



Members of the Board of Directors :



1. ***Burnashev Dmitry Alexandrovich***,

Birth-date: ***1964***

Date of the first election to the Board of Directors : 2003 .

Date of the last election to the Board of Directors : 2004 .

Share in the authorized capital of the issuer : no share.

Share associated /dependent companies of issuer : no share.

Information about amount of remuneration , preferences and/ or compensations – 178 756,00 rubles.

There were no claims advanced to members of the Board of Directors.

Position for the last 5 years :

Period : **2000 – 2001**

Organization : JSC "Orelenergo"

Scope of activity : power engineering

Post : **Deputy Director General**

Period : **2001 - May 2004**

Organization : JSC RAO "UESR"

Scope of activity : power engineering

Post : **Deputy Head of Department for economics of holding and associated companies JSC RAO UESR.**

Period : **May 2004- current time**

Organization : JSC RAO "UESR"

Scope of activity : power engineering

Post : **Head of Department for business planning KC JSC RAO UESR.**



2. ***Visokov Vasily Vasilyevich***,



Birth-date: ***1955***

Date of the first election to the Board of Directors : 1999 .

Date of the last election to the Board of Directors : 2004 .

Share in the authorized capital of the issuer : no share.

Share associated /dependent companies of issuer : no share.

Information about amount of remuneration , preferences and/ or compensations – 224 175,00 rubles.

There were no claims advanced to members of the Board of Directors.

Position for the last 5 years :

Period : **2000 – 2001** Organization : **JSC "Souz -Tsentr"**

Scope of activity : *investment*

Post: **Head of Directors' Board**

Period : **2001 – current time** Organization : **JSC CB "Tsentr-Invest"**

Scope of activity : *Bank activity*

Post: **Head of Directors' Board (President)**

3. ***Glutshenko Alexey Dmitrievich***,



Birth-date: ***1974***

Date of the first election to the Board of Directors : 2004 .

Date of the last election to the Board of Directors : 2004 .

Share in the authorized capital of the issuer : no share.

Share associated /dependent companies of issuer : no share.

Information about amount of remuneration , preferences and/ or compensations – 246 885,00 rubles.

There were no claims advanced to members of the Board of Directors.

Position for the last 5 years :

Period : **2000 – 2001**

Organization **: JSC RAO "UESR"**

Scope of activity : *power engineering*

Post : **Economist of PED JSC "Irkutskenergo"**

Period : **2001 – 2002**

Organization : **JSC RAO "UESR"**

Scope of activity : *power engineering*

Post : **Head of department for budgeting and reporting JSC "Irkutskenergo"**

Period : **2002 – current time**

Organization : **CC " Complex Energy Systems"**

Scope of activity : *power* ***engineering***

Post **: Deputy Director General**

4. ***Kolesnikov Anton Sergeevich***,



Birth-date: ***1980***

Date of the first election to the Board of Directors : 2004 .

Date of the last election to the Board of Directors : 2004 .

Share in the authorized capital of the issuer : no share.

Share associated /dependent companies of issuer : no share.

Information about amount of remuneration , preferences and/ or compensations – 246 885,00 rubles.

There were no claims advanced to members of the Board of Directors.

Position for the last 5 years :

Period : : **2002 – May 2003**

Organization : **JSC RAO "UESR"**

Scope of activity : *power engineering*

Post : **Chief expert of the Department for business planning of KC JSC RAO "UESR"**

Period : : **2003 – May 2004**

Organization : **JSC RAO "UESR"**

Scope of activity : *power engineering*

Post : **Project manager of the Center for reorganization projects**

Period : : **May 2004 – current time**

Organization : **JSC RAO "UESR"**

Scope of activity : *power engineering*

Post : **Deputy head of the Department for management of regional supply-line companies JSC "FSLC UES" .**

5. ***Kostenko Vladimir Ivanovich*** ,

Birth-date: ***1955***



Date of the first election to the Board of Directors : 1998 .

Date of the last election to the Board of Directors : 2004 .

Share in the authorized capital of the issuer : no share.

Share associated /dependent companies of issuer : no share.

Information about amount of remuneration , preferences and/ or compensations – 246 885,00 rubles.

There were no claims advanced to members of the Board of Directors.

Position for the last 5 years :

Period : : **2000 – 2001**

Organization : **JSC RAO "UESR"**

Scope of activity : *power engineering*

Post : **Head of the Department for work with regions , joint stock companies.**

Period : : **2001 – May 2004**

Organization : **JSC RAO "UESR"**

Scope of activity : *power engineering*

Post : **Head of the Department for operational management and activity coordination of subsidiary and dependent energy companies .**

Period : : **May 2004 – current time**

Organization : JSC RAO "UESR"

Scope of activity : power engineering

Post : **Deputy of chief executive of BU №1.**



6. ***Kushnarev Fedor Andreevich*** ,

Birth-date: ***1944***

Date of the first election to the Board of Directors: 1994 .

Date of the last election to the Board of Directors : 2004 .

Share in the authorized capital of the issuer : no share.

Share associated /dependent companies of issuer : no share.

Information about amount of remuneration , preferences and/ or compensations – 246 885,00 rubles.

There were no claims advanced to members of the Board of Directors.

Position for the last 5 years :

Period : **2000 – current time**

Организация: **JSC "Rostovenergo"**

Scope of activity : *power engineering*

Post : **Director General**







7. ***Nazarov Sergey Makarovich***



Birth-date: ***1961***

Date of the first election to the Board of Directors : 1999 .

Date of the last election to the Board of Directors : 2004 .

Share in the authorized capital of the issuer : no share.

Share associated /dependent companies of issuer : no share.

Information about amount of remuneration , preferences and/ or compensations – 0 rubles.

There were no claims advanced to members of the Board of Directors.

Position for the last 5 years :

Period : **2000 – current time** Organization : **Administration of Rostov Region**

Scope of activity : *public administration*

Post : **Deputy Head of Rostov Regional Administration - Minister of fuel, power engineering and natural resources, member of the Government**

8. ***Nikitin Danil Nikolaevich***,



Birth-date: ***1972***

Chairman of the Board of Directors

Date of the first election to the Board of Directors : 2000 .

Date of the last election to the Board of Directors : 2004 .

Share in the authorized capital of the issuer : no share.

Share associated /dependent companies of issuer : no share.

Information about amount of remuneration , preferences and/ or compensations – 326 496,00 rubles.

There were no claims advanced to members of the Board of Directors.

Position for the last 5 years :



Period : : **2000 – May 2004**

Organization **: JSC RAO "UESR"**

Scope of activity : *power engineering*

Post : **The 1st Deputy Head of the Department for corporate politics**

Period : : **May 2004 - current time**

Organization : **JSC RAO "UESR"**

Scope of activity *: power engineering*

Post : **Deputy Head of Administrative Director , chief executive of BU №1.**

9. ***Panov Petr Alexandrovich***



Birth-date: ***1951***

Date of the first election to the Board of Directors : 2002 .

Date of the last election to the Board of Directors : 2004 .

Share in the authorized capital of the issuer : no share.

Share associated /dependent companies of issuer : no share.

Information about amount of remuneration , preferences and/ or compensations –224 175,00 rubles.

There were no claims advanced to members of the Board of Directors.

Position for the last 5 years :

Period : : **2000 – current time**

Organization : **JSC RAO "UESR"**

Scope of activity : *power engineering*

Post : **The 1st Deputy Head of the Department – Secretariat of Managerial Board RAO "UESR" Chairman**





10 ***Slobodin Mikhail Yuryevich***



Birth-date: ***1972***

Date of the first election to the Board of Directors : 2003 .

Date of the last election to the Board of Directors : 2004 .

Share in the authorized capital of the issuer : no share.

Share associated /dependent companies of issuer : no share.

Information about amount of remuneration , preferences and/ or compensations –224 175,00 rubles.

There were no claims advanced to members of the Board of Directors.

Position for the last 5 years :

Period : : **2000 – 2001**

Organization : **CC "Renova", Moscow**

Scope of activity : *consulting*

Post : **Director of the Department for regional development**

Period : : **2001 – 2002**

Organization : **JSC "Irkutskenergo"**

Scope of activity : *power engineering*

Post : **Financial Director, the 1st Deputy Director General for economics and finance**

Period : : **2002 – 2003**

Organization : **JSC "Tumen Oil Company - Management "**

Scope of activity : *petroleum production*

Post : **Director of Department for power engineering development**

Period : : **2003 – 2004**

Organization : **JSC "Tumen Oil Company - Management "**

Scope of activity : *petroleum production*

Post : **Vice-president for power engineering development**

Period : : **2004 – current time**

Organization : **CC "Complex Energy Systems "**

Scope of activity : *power engineering*

Post : **Director General**

3.2.2. Inspection Commission .

1. **Sidorov Sergey Borisovich –**



Head of the Department for Financial Audit of RAO UESR

Head of the Inspection Commission.

There are no ordinary shares of JSC "Rostovenergo" in possession of this person.

Information about amount of remuneration, preferences and/or refund of charges – 0 rubles.

2. **Smolnikov Alexander Sergeevich –**



Head of Department for providing of projects realization CC "Complex Energy Systems"

There are no ordinary shares of JSC "Rostovenergo" in possession of this person.

Information about amount of remuneration, preferences and/or refund of charges – 0 rubles.

3. **Block Andrey Yuryevich -**



Acting deputy Director General JSC "Rostovenergo"

There are no ordinary shares of JSC "Rostovenergo" in possession of this person.

Information about amount of remuneration, preferences and/or refund of charges – 0 rubles.



4. **Knestyapina Yulia Borisovna**



Deputy Head of Department for financial analysis BU №2.

There are no ordinary shares of JSC "Rostovenergo" in possession of this person.

Information about amount of remuneration, preferences and/or refund of charges – 0 rubles.

5. **Dronov Sergey Viktorovich** – Advisor for work of inspection commissions of the Fund "Institute of Professional Directors" .

There are no ordinary shares of JSC "Rostovenergo" in possession of this person.

Information about amount of remuneration, preferences and/or refund of charges – 0 rubles.

3.2.3. Administrative Board

Membership of Administrative Board :



Chairman of the Administrative Board – Kushnarev Fedor Andreevich,

Director General JSC "Rostovenergo"

Number of shares in possession : ordinary nominal shares – 0, preference nominal shares – 0.

There were no claims advanced.

Amount of remuneration, preferences and/or refund of charges – 0 rubles.



Deputy Chairman of the Administrative Board – Vershinin Leonid Borisovich,

The 1st Deputy of the Director General, Chief engineer JSC "Rostovenergo"

Number of shares in possession : ordinary nominal shares – 83 420, preference nominal shares – 130 036.

There were no claims advanced.

Amount of remuneration, preferences and/or refund of charges – 75 620,40 rubles.

Members the Administrative Board :

Belousov Alexander Gennadyevich,

Deputy Director General JSC "Rostovenergo"



Number of shares in possession : ordinary nominal shares – 26 408, preference nominal shares – 51 896.

There were no claims advanced.

Amount of remuneration, preferences and/or refund of charges – 56 462,40 rubles.

Fedorov Nikolay Vladimirovich,

Deputy Director General JSC "Rostovenergo"



Number of shares in possession : ordinary nominal shares – 0, preference nominal shares – 0.

There were no claims advanced.

Amount of remuneration, preferences and/or refund of charges – 872,80 rubles.

Tolmachev Yury Grigoryevich ,

Deputy Director General JSC "Rostovenergo"



Number of shares in possession : ordinary nominal shares – 0, preference nominal shares – 235 536.

There were no claims advanced.

Amount of remuneration, preferences and/or refund of charges – 28 231,20 rubles.

Mikhailovsky Vladimir Vladimirovich

Director of Rostov TPP-2



Number of shares in possession : ordinary nominal shares – 161 928, preference nominal shares – 22 080.



There were no claims advanced.

Amount of remuneration, preferences and/or refund of charges – 50 413,20 rubles.

Larkova Larisa Nikolaevna



Chief accountant JSC "Rostovenergo"

Number of shares in possession : ordinary nominal shares – 0, preference nominal shares – 0.

There were no claims advanced.

Amount of remuneration, preferences and/or refund of charges – 56 935,20rubles.

Zdorovets Vladimir Viktorovich



Director General AF "Sokolovskoe" (ADC of JSC "Rostovenergo"

Number of shares in possession : ordinary nominal shares – 1 481, preference nominal shares – 52.

There were no claims advanced.

Amount of remuneration, preferences and/or refund of charges – 13 278,00 rubles.

Golubchik Sergey Valeryevich –



Head of CJD of JSC "Rostovenergo"

Number of shares in possession : ordinary nominal shares –0, preference nominal shares – 0.

There were no claims advanced.

Amount of remuneration, preferences and/or refund of charges – 7 070,70 rubles.

3.3. Authorized Capital Stock.

Amount of authorized capital stock of issuer (rubles): 4 054 501 932

The structure of authorized capital stock :

Ordinary nominal shares :

Total amount (rubles): 3 128 764 676



Fraction in authorized capital stock: 77.16767 %

Preference nominal shares :

Total amount (rubles): 925 737 256

Fraction in authorized capital stock: 22.83233 %

Nominal value of a share (rubles): 1.0

Part of shares of JSC "Rostovenergo" is circulating abroad RF in the form of depositary receipts .

Name of Depositary Bank	% of shares from the authorized capital stock of JSC "Rostovenergo"	% of shares from ordinary nominal shares of JSC "Rostovenergo"	% of shares from preference nominal shares of JSC "Rostovenergo
The Bank of New York	7,54	2,57	24,3

Number of ordinary nominal shares per 1 DR =100,

Number of preference nominal shares per 1 DR =100

Foreign issuer , securities of which certify rights with respect to shares of JSC "Rostovenergo" (name and location): Bank of New York 1 Wall street, New York, 10286.

Total number of shareholders (participants) - 5 103,

Including :

Juridical persons – 59,

Including: nominal holders - 17

Natural persons – 5044


Fraction of shares in authorized capital stock
45,97 % - jurifical persons
5,6% - natural persons
48,43% - JSC RAO "UES of Russia"

Structure of authorized capital stock :

JSC RAO"UES of Russia"-48.43 %,

Juridical persons – 45.97%,

Including: nominal holders – 45,6%,

Natural persons – 5,6%

Shares in Federal belonging and belonging of RF subjects- there are no.

The most principal shareholder, possessing 48,43 % shares from the authorized capital stock of JSC "Rostovenergo" is **JSC RAO "UES of Russia".**



Shareholders, possessing more than 5% shares from the authorized capital stock:

Name : ***LC "Central Moscow Depositary"***
Location: ***Orlikov lane, 3, building c, 107078, Moscow .***
Mailing address : ***B. Pochtovaya street, 34, building 8, 105082, Moscow.***
Share in ACS of issuer : 48.43 % (nominal shareholder)

Shareholders (participants) possessing not less than 25% of joint capital stock of shareholder (participant) of issuer : JSC RAO "UES of Russia".

Name : ***ING Depositary "ING Bank (Eurasia)(CC)"***
Location : ***31 Krasnaya Presnya, 123022, Moscow***
Mailing address : ***31 Krasnaya Presnya, 123022, Moscow***
Share in authorized capital stock *:* 29.04 % (nominal shareholder)
Shareholders (participants), possessing not less than 25 % of authorized capital stock (participant) of issuer - there are no such persons

Name : ***CC "Depositary – Clearing Company "***
Location : ***31 Shabolovka str building B., 115162 , Moscow***
Mailing address*:* **31 Shabolovka str** ***building B., 115162 , Moscow***
Share in authorized capital stock : 7*.54 % (nominal holder)*
Shareholders (participants), possessing not less than 25 % of authorized capital stock (participant) of issuer - there are no such persons

There are no capital stock on balance of the Company and its associated companies.
There are no treasury stock.

3.4. Issue and circulation of shares at the market.

Dynamics of stock price of shares of the Company

Date	*Ordinary nominal shares*	*Preference nominal shares*
	Market price, ($)	*Market price, ($)*
05.01.2004	0,03025	0,0178
19.01.2004	0,0315	0,0195
20.01.2004	0,0305	0,0209
28.01.2004	0,0375	0,02275
06.02.2004	0,03475	0,0216
17.02.2004	0,039	0,02225
01.03.2004	0,04225	0,02385
11.03.2004	0,04325	0,02525
22.03.2004	0,047	0,02635
31.03.2004	0,05	0,03095
12.04.2004	0,12625	0,0345
21.04.2004	0,054	0,03045
30.04.2004	0,0525	0,0302
14.05.2004	0,048	0,0286
25.05.2004	0,04925	0,02825
03.06.2004	0,048	0,02825
16.06.2004	0,048	0,02825
29.06.2004	0,04775	0,02825
08.07.2004	0,048	0,0275
19.07.2004	0,048	0,02775
28.07.2004	0,0475	0,028
09.08.2004	0,047	0,0275
18.08.2004	0,047	0,0275
27.08.2004	0,048	0,02825
07.09.2004	0,05125	0,031
16.09.2004	0,05175	0,03125
27.09.2004	0,052	0,03175
06.10.2004	0,05225	0,03
15.10.2004	0,05525	0,0305
26.10.2004	0,05525	0,0305
04.11.2004	0,0545	0,032
16.11.2004	0,05505	0,03175
25.11.2004	0,0533	0,03
06.12.2004	0,051	0,027
16.12.2004	0,0505	0,0255
27.12.2004	0,051	0,025

Diagram of monthly mean of JSC "Rostovenergo" share price quotation for 2004


$
0.125
0.115
0.105
0.095
0.085
0.075
0.065
0.055
0.045
0.035
0.025
0.015
0.005
min max
SO 0,125 0,031
SP 0,035 0,018
RTSE
RTSEP
5.1
27.1
13.2
5.3
25.3
14.4
5.5
25.5
15.6
6.7
23.7
12.8
31.8
17.9
6.10
25.10
12.11
1.12
21.12
Date
ordinary shares
preference shares

Market capitalization of the Company as of 31.12.2004 amounted $181146047,5. During the reporting period there was no emission of shares.

In 2004 bid amount of shares of JSC "Rostovenergo" at the stock market RTS was 182,6 thous. $ USA, which makes up 6 305 000 shares in 14 bargains .

3.5. Information about Company' s registrar.

Registrar:

Name *:* **JSC "Central Moscow Depositary " (JSC "CMD")**

Location: ***Orlikov lane, 3, building c, 107078, Moscow .***

Mailing address : ***B. Pochtovaya street, 34, building 8, 105082, Moscow.***

Tel.: **(095) 221-13-35** Fax: **(095) 221-13-33**

E-mail : dr@mcd.ru

License:

Number of license : 10-000-1-00255 Date of issue : 13.09.2002

Period of validity: not determined

Agency, which issued the license: Federal Commission for Equity Market of Russia (FCEM)

Date of work commencement: 22.08.2001



4.1. Structure and amount of generation of electricity and power.

Task for electricity generation for 2004 was fulfilled 115,1 %, including TPP - 101,6 %. In Tcimlyansk HPP generation amounted 917,5 mln kWh or 183,5 %. Compared with the year 2003 generation amounted 111,3%.

(mln kWh)

	2002	2003	2004
Volgodonsk TPP-2	1 704,2	1 484,9	1704,6
Rostov TPP-2	835,5	837,3	864,1
Kamensk TPP	11	12,1	0
Volgodonsk TN	20	19,1	18,4
Thermal power plants	2 570,6	2 353,4	2587,1
Tcimlyansk HPP	660,6	795,1	917,5
SYSTEM	3 231,2	3 148,5	3504,6


Amount of electricity generation , mln kWh.
3500
3000
2500
2000
1500
1000
500
0
2002
2003
2004
Volgodonsk TPP-2
Rostov TPP-2
Kamensk TPP
Volgodonsk TN
Tcimlyansk HPP



4.2. The dynamics of electric and thermal energy sales.

In 2002 sales of electric energy amounted 10705,7 mln kWh, including :

- Industrial consumers with installed capacity 750 kva and more– 3239,6 mln kWh ;
- Industrial and equated to them consumers with installed capacity below 750 kva -- 240,6 mln kWh;
- Agricultural producers – 422,7 mln kWh ;
- Municipal consumers – 1091,4 mln kWh;
- Resellers – 4395 mln kWh.
- Sales of thermal energy in 2002 amounted 3862,7 thous. Gcal, including :
- Rostov-on-Don – 2618,5 thous. Gcal;
- Volgodonsk – 1100,5 thous. Gcal;
- Kamensk – 143,7 thous. Gcal.

In 2003 sales of electric energy amounted 10568,12 mln kWh, including :

- Industrial consumers with installed capacity 750 kva and more– 3137,2 mln kWh ;
- Industrial and equated to them consumers with installed capacity below 750 kva -- 247,3 mln kWh;
- Agricultural producers – 430,7 mln kWh ;
- Municipal consumers – 963,48 mln kWh;
- Resellers – 4493,8 mln kWh.
- Sales of thermal energy in 2003 amounted 3777,46 thous. Gcal, including :
- Rostov-on-Don – 2624,2 thous. Gcal;
- Volgodonsk – 1025,04 thous. Gcal;
- Kamensk – 128,22 thous. Gcal.

In 2004 sales of electric energy amounted 9717,3 mln kWh, including :

- Industrial consumers with installed capacity 750 kva and more– 2387,2 mln kWh ;
- Industrial and equated to them consumers with installed capacity below 750 kva -- 289,3 mln kWh;
- Agricultural producers – 393,3 mln kWh ;
- Municipal consumers – 905,2 mln kWh;
- Resellers – 4393 mln kWh.
- Sales of thermal energy in 2004 amounted 3618 thous. Gcal, including :
- Rostov-on-Don – 2605 thous. Gcal;
- Volgodonsk – 1004 thous. Gcal;
- Kamensk – 9 thous. Gcal.

Decrease of energy sale during 2003-2004 compared with 2002 was connected with FWMEP entry of such heavy user as : JSC "Chernomorsk transneft", JSC "Privolzhsknefteprovod", JSC "TAG-MED" and so on.

4.3. Supply of electric energy to FWMEP.

In 2004 JSC "Rostovenergo" provided consumers of the Rostov region with electricity of own generation in amount 3261,5 mln kWh, i.e. 33,5 % of the whole sale.

In 2004 the Company purchased from FWMEP 7987,8 mln kWh. Compared with 2003 purchase of electricity had decreased 1268,9 mln kWh, or 13,7 %.

It is connected with increase of own generation and decrease of sale to own consumers (compared with plan decrease amounts 582,2 mln kWh , or 6,8 %) due to FWMEP entry of above mentioned heavy users.

(mln kWh)

Index	**2002**	**2003**	**2004**
Generation of electricity	3231,2	3148,5	3504,6
Purchase of electric energy from FWMEP	9205,1	9255,8	7987,9

4.4. Generating and transmitting capacities.

Plant			Rostov TPP-2	Kamensk TPP	Volgodonsk TPP-2	Volgodonsk VTPP-1	Rostov TN	Tcimlyansk HPP	System
Installed electric capacity , MW.			160	34	420	6	—	208	829
Number of turbines			2	3	4	1	—	5	15
Installed thermal capacity , Gcal/h			730	346	1499	353	1067	—	3995
Installed thermal capacity of power-generating boilers, Gcal/h			600	631	1260	273	—	—	2764
Number of power-generating boilers			2	7	5	7	—	—	21
Installed thermal capacity of power-generating boilers, Gcal/h			90	10	—	—	109	—	209
Number of steam boilers			1	1	—	—	8	—	10
Installed thermal capacity of water boilers, Gcal/h			240	—	690	80	958	—	1968
Number of water boilers			4	—	6	2	23	—	35
Date of unit start-up,	The first		1974	1944	1977	1958	1955	1952	
	The last	Turbine	1974	1984	1989	1960	—	2001	
		Power-generating unit	1974	1967	1989	1868	—	—	
		Steam boiler	1996	1990	—	—	1993	—	
		Water boiler	1982	—	1990	1978	1990	—	
Transmitting capacities, thous.. kva			282	164	687	50	—	400	1583



5.1. Dynamics of marketable supply and sale of energy for the last 3 years , including dynamics of subscribers' indebtedness.

Marketable supply for the last three years increased from 8979,8 mln. rubles in 2002 to 11367,9 mln. rubles in 2004 , 2388,1 mln. rubles or 126,7%. The increase of marketable products is grounded on tariff growth : from 2002 to 2004 the average tariff for electricity increased from 60,9 to 86,0 cop/kWh, i.e. 141,2 % and for thermal energy from 219,2 to 314,4 rub/Gcal or 143,4%.

In money terms from 2002 to 2004 realization increased 2332,7 mln rubles or 25,9%.

Subscribers' indebtedness for the last 3 year increased 67,4 mln rubles or 38,9,0% (from 173,2 mln rubles to 240,6 mln rubles).


Dynamics of marketable supply, realization and indebtedness for electric and thermal power
Mln. rubles
12000
10000
8000
6000
4000
2000
0
2002
2003
2004
marketable produce
realization
% realization
balance indebtedness

Dynamics of subscribers' indebtedness change :

For 2002 it decreased 53,1 mln rubles or 23,5%;

For 2003 it increased 9,5 mln rubles or 5,4%;

For 2004 it increased 57.97 mln rubles or 31,7%.

	2002	2003	2004
Marketable produce	8979840	10982511	11367904
Realization	8996841	10983372	11329512
% from realization	100.2%	100.0%	99.7%
Balance indebtedness	173206	182672	240645

5.2 Dynamics of change in energy realization structure for the last 3 years.


2004
commodity papers 0%
set-off 0%

Beginning from 01.01.2001 payment for consumed energy by non-money means was prohibited. . So during 2002–2004 payment was fulfilled only by cash means.


Dynamics of energy realization
12000000
10000000
8000000
2002
2003
2004
realization
8996841
10983372
11329512

Payment by commodity papers amounted 0%.

Payments in the form of set–off amounted 0%.

5.3 Structure of electricity sale and structure of subscribers' indebtedness according to branches of industry.

Groups of consumers / thous. kWh	2004
Industrial above 750 kva	2387275
Industrial under 750 kva	289274
Railway transport	776745
Urban traffic	31063
Non-industrial	540902
Agriculture	393286
Municipal consumers	710877
Settlements	194298
Resellers	4393586


Structure of electricity sale according to groups of consumers. 2004, thous. kWh
Industrial above 750 kva 24,6%
Industrial under 750 kva 3,0%
Railway transport 8,0%
Urban traffic 0,3%
Non-industrial
Agriculture 4,0%
Municipal consumers 7,3%
Settlements 2,0%
Resellers 45,2%

5.4 Dynamics of tariff change according to dates of tariff introduction.


Structure of accounts receivable according to branches of industry as of 01.01.05
Other branches 8,9%
Fuel 1,7%
Machine-buildinh and metal-working 8.1%
Food 1,2%
Municipal consumers9 %
Agriculture 1,1%
Transp. & communication 6,1%
Communal services 63,1%

State regulation of tariffs for electric and thermal energy in 2004 was carried out since January , 1 2004.

According to decisions of Rostov Regional Energy Commission of 08.12.2003 № 13/1 и № 13/2, tariffs for electricity were increased on average 14 % compared with 2003 , and tariffs for thermal energy increased 9,4%.

Tariffs for urban population were determined in amount 102 cop/kWh (including VAT), for rural population – 87 cop/kWh (including VAT), that is increase amounted 10,8% compared with 2003.

Since April,1 2004 according to decision of Rostov Regional Energy Commission №3/1 of 26.03.2004 new tariffs for transmission of electric energy via distribution electrical networks of JSC "Rostovenergo" for subjects of wholesale market of electric energy and independent suppliers of electric energy from the wholesale market for consumers of Rostov Region were established. The average tariff for this service amounted 14,3 cop/kWh.

Since October,1 2004 by the Order FST RF of 01.10.2004 № 105-к this decision was disaffirmed, new decision about fixing of tariffs for transmission of electric energy via distribution electrical networks of JSC "Rostovenergo" was reached by the REC on November, 23 2004. № 12/5 and implemented since 1.12.2004 . The average tariff for transmission of electric energy to subjects of FWMEP increased from 14,3 to 31,7 cop/kWh.



Dynamics of tariff change according to dates of consummation is shown bellow.


Dinamics of tarrif change for electricity for 2002-2004 according to dates of consummation (cop/kwh)
220
200
180
160
140
120
100
80
60
40
20
since 1.01.2002
since 1.08.2002
since 1.01.2003
since 1.04.2003
since 1.01.2004
Consumers above 750 kwa
Consumers below 750 kwa
Budget
Agricultural consumers
Municipal consumers (with VAT)


Dynamics of tariff change for thermal energy for 2002-2004 according to dates of consummation (rub/Gcal)
400
350
300
250
200
150
100
50
0
since 1.01.2002
since 1.01.2003
since 1.01.2004
Rostov-on-Don
Kamensk
Volgodonsk



5.5 Dynamics of energy consumption, consumers' payments, structure of subscribers' indebtedness.

Realization for 2004 amounted 99,7%.

	goods□	real ■	% □	s.i. ▤
Industry	3133047	3109329	0.99243	-20531.7
Agriculture	530379	532182.5	1.0034	-20806.4
Forestry	42297	42295.95	0.999975	-29.0002
Transport and telecommunication	1654252	1667468	1.007989	15128.48
Construction	99859	100719.1	1.008613	312.9391
Housing and communal services	3913945	3882902	0.992069	232803
Population	940922	938739.7	0.997681	36134.49
Other branches	1053201	1055876	1.00254	-2368.94


Mln rub
3950
3150
2350
1550
750
-50
Industry
Agriculture
Forestry
Transport and telecommunication
Construction
Housing and communal services
Population
Other branches



Structure of subscribers' indebtedness.

	as of 01.01.2004	as of 31.12.2004
Industry	-29372	-20531.74715
Agriculture	-16913	-20806.43001
Forestry	-86	-29.00018
Transport and communication	14257	15128.483
Construction	2116	312.93912
Housing and communal services	197871	232802.953
Population	31472	36134.49345
Others	-26139	-2368.93766


Mln rub
250
150
50
-50
Industry
Agriculture
Forestry
Transport and telecommunicatior
Construction
Housing and communal services
Population
Other

Indebtedness increase in sum 43,5 mln. rubles is due to non payment of electricity by enterprises, providing water –supply and underpayment for thermal energy MUEUO "Zhilpromservice" Volgodonsk.



6.1. General regulations of accounting policy of the Company

This accounting report was drawn up in correspondence with accounting policy of JSC "Rostovenergo" for 2004.

Business accounting is fulfilled by independent organization department for business accounting and accounting report (further on accounts department) and is subordinated directly to the chief.

Taxes discount is fulfilled by the sector for the taxes discount within the accounts department.

Subsidiaries of JSC " Rostovenergo ", allocated on separate balance, fulfill business accounting, according to order determined by JSC "Rostovenergo", execute duties of JSC " Rostovenergo " in payment of local taxes, are responsible for organization of record keeping on allocated assets, follow the main principles of Accounting policy of JSC "Rostovenergo " .

All subsidiaries of JSC "Rostovenergo" are allocated on separate (unaccomplished) balance without forming the financial result. The financial result is formed by JSC "Rostovenergo".

Allocation of subsidiaries on separate balance is realized owing to relative isolation of productive, commercial, financial and economic processes.

Balance of subsidiary is internal report , constitutive summary balance of JSC "Rostovenergo".

Subsidiaries have their own accounts departments, headed by chief accountants, which form separate and other reports. The functions



of central accounting department are fulfilled by the accounting department of management personnel of JSC "Rostovenergo ".

Fixed assets

thous. rubles

	As of 31.12.2002	As of 31.12.2003	As of 31.12.2004
Land plots and natural objects	11	11	11
Buildings , machines and equipment	9 331 047	9 702 135	9 425 882
Other fixed assets	138 080	178 003	69 567
Total fixed assets	**9 469 138**	**9 880 149**	**9 495 460**
Construction in process	**212 404**	**263 364**	**404 363**

Intangible assets

thous. rubles

	As of 31.12.2002	As of 31.12.2003	As of 31.12.2004
Patents, licenses, trade marks, service marks, other similar rights and assets	0	0	0
Other	0	0	0
Results of SREKW	0	4 100	4 097
Total intangible assets	**0**	**4 100**	**4 097**

Investments

thous. rubles

	As of 31.12.2002	As of 31.12.2003	As of 31.12.2004
Investments into subordinate companies	0	0	595 281
Investments into dependent companies	89 171	67 005	64 005
Investments into other organizations	3 587	25 757	26 541
Loans, granted to companies for more than 12 months	27 592	27 592	26 152
Other long-term investments	40 877	40 873	40 873
Total investments	**161 227**	**161 227**	**752 852**



Accounts receivable

thous. rubles

	As of 31.12.2002	As of 31.12.2003	As of 31.12.2004
Buyers and customers	381 216	409 401	508 181
Bills receivable	200	0	0
Advances , drawn	46 067	42 088	131 526
Other debtors	2 394 559	313 118	224 353
Total accounts receivable	**2 822 042**	**764 607**	**864 060**

Accounts payable, loans and credits

thous. rubles

	As of 31.12.2002	As of 31.12.2003	As of 31.12.2004
Providers and contractors	113 086	342 939	296 876
Bills payable	0	0	0
Debts to the staff of the company	120 085	97 130	100 139
Debt to budget and governmental extra-budgetary funds	193 778	171 261	129 472
Advances received	158 249	148 253	133 212
Other creditors	148 698	145 624	225 199
Loans payable after 12 months following the reporting date	2 386 045	78 886	21 543
Total accounts payable, loans and credits	**3 119 941**	**984 093**	**906 441**
Payables to members founders) on income	**4 271**	**4 998**	**8 507**

Analytical balance

	31.12.2002.	% to balance	31.12.2003	% to balance	31.12.2004	% to balance
ASSETS						
Non-current assets	9 844 744	74,11	10 313 700	89,29	10 664 584	90,19
Resources and expenses, VAT	367 809	2,76	373 017	3,23	284 072	2,40
Accounts receivable	2 822 042	21,26	764 607	6,62	864 060	7,31
Cash	228 660	1,72	99 139	0,86	6 577	0,06
Other current assets	20 103	0,15	12	0	4 900	0,04
BALANCE	**13 283 358**		**11 550 475**		**11 824 193**	
LIABILITIES						



Own sources	10 047 105	76,48	10 394 298	89,99	10 594 675	89,60
Long-term borrowed current assets	2 386 045	17,97	78 886	1,63	21 543	0,18
Short-term borrowed current assets	0	0	0	0	35 441	0,30
Accounts payable	733 896	5,53	905 207	7,84	1 172 534	9,92
BALANCE	**13 283 358**		**11 550 475**		**11 824 193**	

6.2. Impact analysis of results of activity and financial situation of JSC "Rostovenergo" (including structure and dynamics analysis of net wealth)

Results of activity of Joint stock company "Rostovenergo" are characterized by high level of buyers' and customers' payments as well as financial stability and creditworthiness.

Main indices characterizing activity of the Company are shown in the table :

Index	2004	2003	2002	gr.2-gr.3
1	2	3	4	5
Proceeds from sale of energy, works, services, including :	10046128	9612101	7959284	434027
Electric energy	8646216	8038483	6594728	607733
Thermal energy	1263137	1207685	966752	55452
Prime cost of energy, works, services sold , including :	9014827	8666352	7556754	348475
Electric energy	7664578	7187050	6240858	477528
Thermal energy	1235375	1116527	942760	118848
Profit from sale, including :	1031301	945749	402530	85552
Electric energy	981638	851433	353870	130205
Thermal energy	27762	91158	23991	- 63396
Balance of transaction receipts and expenditures of the Company	- 124556	-112089	- 98937	- 12467
Balance of extra-realization receipts and expenditures of the Company	- 244241	- 67438	79034	- 176803
Profit before taxation	662504	766222	382627	- 103718
Net profit.	448621	495979	54053	- 47358



Dynamics of sale of electric and thermal energy by the Company during 2002-2004 in natural exponents is shown in the following table :

Mln kWh/thous. Gcal

Index	2004	2003	2002	2004 to 2003
Sale of electric energy	9717,3	10568,1	10705,7	- 850,8
Sale of thermal energy	3618,0	3777,4	3862,7	- 159,8

Income decrease caused by outlet of large enterprises to FHMEP was compensated by expense saving for purchase of electricity from FHMEP, reduction of costs for subscriber fee to RAO "UESR", service payment to JSC «FNC UES» and JSC «CO CDS UES».

Economic status of the Company in 2004 is characterized also by the following indices :

Index	2004	2003	2002	gr.2-gr.3
1	2	3	4	5
Profitability of aggregate assets % (ROTA)	5,6	6,6	2,9	- 1
Profitability of production on the basis of sales income to prime cost	11,4	10,9	5,3	0,5
Profitability of sale on the basis of net profit to sales volume% (ROS)	4,46	5,15	0,68	- 0,69
Profitability of sale on the basis of sales profit to sales volume	10,3	9,84	5,1	0,46
Return on own equity % (ROE)	4,2	4,8	0,5	- 0,6
Return on investment equity % (ROIC)	4,9	5,3	0,5	- 0,4
Absolute liquidity ratio	0,013	0,115	0,315	- 0,102
Term liquidity ratio	0,91	0,84	1,05	0,07
Current liquidity ratio (l.290 f.1/ l.(510+l.690) f.1)	1,05	1,18	1,09	- 0,13

Profitability of Company's activities has the following dynamics :



Index	2004	2003	2002	gr.2-gr.3
1	2	3	4	5
Profitability of electric energy	12,81	11,85	5,67	0,96
Profitability of thermal energy	2,25	8,15	2,5	- 5,9

Profitability of industrial services	28,9	10,41	16,91	18,49
Profitability of non-industrial services	0	0	7.41	0

Besides of above mentioned indices , characterizing the financial state of the Company, there are the following design indices :

Estimated figure	2004	2003	2002	gr.2-gr.3
1	2	3	4	5
Index of financial self-sufficiency	0,9	0,9	0,76	0
Ratio index of borrowed and own assets (index of capitalization)	0,116	0,111	0,316	0,005

Fore quoted indices show that JSC "Rostovenergo" preserves assets share , covered at the expense of owned capital. So the Company avoids need to form its circulating assets at the expense of borrowed current assets . But dividends payment in amount 110000 thous. rubles beyond amount provided in tariff, worsens the financial abilities of the Company.

Currency of balance of the Company as of 01.01.05 amounts 1824193 thous. rubles. Compared with 01.01.04 value of aggregate assets of the Company increased 308448.0 thous. rubles.

Value of non-circulating assets of the Company for 2004 increased 367615 thous. rubles and amounted 10664584 thous. rubles. In non-circulating assets share of fixed assets amounted 90,2 % (in 2003 - 95,7 %) or 9495459 thous. rubles, construction in process - 3,8 % (in 2003 - 2,5 %) or 404362 thous. rubles, long-term financial investments - 7,05 % (in 2003 - 1,56 %) or 752852 thous. rubles.

Long-term financial investments of the Company increased 591626 thous. rubles due to establishment of nine associated companies on the basis of service and secondary subsidiaries. The Company has the following long-term investments :



- Investments into associated companies in sum 595281 thous. rubles;
- Investments into authorized capital stock of JSC " Experimental TPP" in sum 64000 thous. rubles, JSC CB «Tcentr-Invest» in sum 25200 thous. rubles;
- Loan to JSC "Gasenergo" in sum 26152 thous. rubles;
- Joint activity with JSC "Gasenergo" in sum 40700 thous. rubles.

The most liquid assets (money means and short-term financial investments) of the Company at the end of 2004 amounted 11477,0 thous. rubles (as of a 01.01.04 - 111578,0 thous. rubles). The following factors affected such result:

- Decrease of electric and thermal energy sale.
- Dividends payment for 9 months 2004 in sum 170000 thous. rubles .

Short-term accounts receivable of the Company during the reporting year increased 98882,0 thous. rubles and amounted a 799756,0 thous. rubles.

Unit weight of circulating assets of the Company during the reporting period amounts 9,2 % or 1,5 % less than at the beginning of 2004 .

During the last 4 years the Company has accounts receivable from consumers of electricity in volume less than monthly sale of electric and thermal energy.

Company's arrears of loans at the end of 2004 amounted 21543 thous. rubles. During the year there was repayment of loans in sum 57343 thous. rubles.

Account payable of the Company as of 01.01.2005 amounted 870723 thous. rubles, i.e. increase amounted 6798 thous. rubles. This increase is mainly due to payments to contractors and suppliers for capital construction.

Main indicators of accounting report and financial statements of the Company (for the last 3 years)

During the last three years the Company has no past due indebtedness into budgets of all levels, to electric energy suppliers to FHMEP , to RAO "UESR", to JSC "FNC UES", to fuel suppliers , for wages to staff, for social taxes.

The structure and dynamics of net wealth of the Company at the end of 2004 is shown in the following table:

Index	2004	2003	2002
Assets:			
Intangible assets	4097	4100,1	0
Fixed assets	9495459,7	9863418,2	9469138
Construction in process	404363	263364	212404
Income investments into wealth	0	0	0
Long-term and short-term investments	757752,1	161239,4	181330
Other non-circulating assets	0	0	0
Resources	131446	212016,9	233369
Vat on acquired valuable	152626,1	161000,9	134440
Accounts receivable .	864059,6	764607,6	2822042
Cash	6577,3	99138,8	228660
Other circulating assets	0	0	0
Total assets	**11816380,8**	**11528885,5**	**13281383**
2. Liabilities :			
Long –term liabilities on loans and credits	21543	78886	2386045
Other long –term liabilities	14174	41282	10750
Short –term liabilities on loans and credits	35441,6	0	0
Accounts payable	870723,4	863925,9	723146
Payables to founders on income discharge	8507,4	4997,6	4271
Reserves of forthcoming expenses	71781	0	0
Other short –term liabilities	0	0	0
Total liabilities	**1022170,4**	**989091,5**	**3124212**
Cost of net wealth of the Company	**10794210,4**	**10539794**	**10157171**

6.3. Balance sheet of the Company for the reporting period.

Assets	Note	Line code	Year beginning	Year end
1	A	2	3	4
I.NON-CIRCULATING ASSETS				
Intangible assets		110	4 100	4 097
Including :				
patents, programs, trade marks (service marks), other similar rights and assets		111	-	-
organizational expenses		112	-	-
business standing of the company		113	-	-
Other intangible assets		114	-	-
Results of NSECW		115	4 100	4 097
Fixed assets		120	9 863 419	9 495 460
Including :				
Land plots and natural objects		121	11	11
buildings, machines and equipment, facilities		122	9 685 405	9 425 882
Other fixed assets		123	178 003	69 567
Investments in non-circulating assets		130	263 364	404 363
Revenue investments in material assets		135	-	-
including:				
Assets for assignment to leasing		136	-	-
Assets granted under the treaty of rent		137	-	-
Long-term investments		140	161 227	752 852
Including : investments in subsidiary companies		141	-	595 281
investments in associated companies				
investments in other organizations		142	67 005	64 005
Long-term investments		143	25 757	26 541
loans to organizations for over 12 months		144	27 592	26 152

Other long-term investments		145	40 873	40 873
Deferred tax assets		148	4 860	7 812
Other non-circulating assets		150	-	-
SUBTOTAL for section I		**190**	**10 296 970**	**10 664 584**
II. CIRCULATING ASSETS	**Note**	**Line code**	**Year beginning**	**Year end**
1	**A**	**2**	**3**	**4**
Inventory		210	212 016	131 446
including:				
Raw materials, materials and other similar values		211	127 475	108 570
Animals in breeding and fattening		212	20 801	-
Expenditures on work in progress (working expenses)		213	38 509	-
Finished commodity and goods for resale		214	7 046	840
Goods shipped		215	-	-
Differed expenses		216	18 185	22 036
Other inventories and expenditures		217	-	-
VAT on acquired values		220	161 001	152 626
Accounts receivable (due after 12 months following the reported date)		230	63 921	64 303
Including :				
Buyers and customers		231	-	-
Notes receivable		232	-	-
Receivables from subsidiary and associated companies		233	-	-
Advances paid out		234	-	-
Other debtors		235	63 921	64 303

Accounts receivable (due during 12 months following the reported date)		240	700 686	799 757
including:				
Buyers and customers		241	409 401	508 181
Notes receivable		242	-	-
Receivables from subsidiary and associated companies		243	-	-
Receivables from founders in fees into authorized capital stock		244	-	-
Advances paid out		245	42 088	131 526
Other debtors		246	249 197	160 050
Short-term investments		250	12	4 900
including:				
Loans granted to companies for less than 12 months		251	-	-
Own shares purchased from shareholders		252	-	-
Other short-term investments		253	12	4 900
Cash		260	99 139	6 577
including:				
Cash in hand		261	252	137
Settlement accounts		262	68 165	1 068
Hard-currency accounts		263	-	-
Other cash		264	30 722	5 372
Other circulating assets		270	-	-
SUBTOTAL for section II		290	1 236 775	1 159 609
Balance (sum of lines 190 + 290)		300	11 533 745	11 824 193
II. LIABILITIES	**Note**	**Line code**	**Year beginning**	**Year end**
1	A	2	3	4
III.CAPITAL AND RESERVES				

Charter capital		**410**	4 054 502	4 054 502
Additional capital		**420**	5 219 700	5 001 478
Accounts on allocated assets		**423**	-	-
Reserve capital		**430**	8 562	33 361
Including :				
Reserve funds formed In accordance with the law		**431**	8 562	33 361
Reserve funds formed in accordance with the founding documents		**432**	-	-
Targeted funding and receipts		**450**	-	-
Undistributed profit of previous periods		**460**	1 181 550	1 313 343
Uncovered losses of previous periods		**465**	(86 746)	(86 746)
Undistributed profit for the reporting year		**470**	-	278 737
Uncovered losses for the reporting year		**475**	-	-
SUBTOTAL for section III		**490**	10 377 568	10 594 675
IV. LONG-TERM LIABILITIES				
Borrowing and lending		**510**	78 886	21 543
including:				
Bank credits payable after 12 months following the reporting date		**511**	-	-
Loans payable after 12 months following the reporting date		**512**	78 886	21 543
Deferred tax liabilities		**515**	68 302	115 490
Other long-term liabilities		**520**	41 282	14 175
SUBTOTAL for section IV		**590**	188 470	151 208
V . SHORT-TERM LIABILITIES				
Borrowing and lending		**610**	-	35 441
including:				
Bank credits payable during 12 months following the reporting date		**611**	-	35 441
Loans payable during 12 months follow-		**612**	-	-

ing the reporting date				
Account payable		620	863 925	870 723
including:				
Suppliers and contractors		621	342 939	296 876
Bills payable		622	-	-
Payables to subsidiary and associated companies		623	-	-
Wages payable to the staff of the Company		624	97 130	100 139
Payables on social insurance		625	32 363	27 793
Payables on taxes and fees		626	97 616	87 504
Advances received		627	148 253	133 212
Other creditors		628	145 624	225 199
Payables to members (founders) on income discharge		630	4 998	8 507
Income of future periods		640	98 784	91 858
Reserves of forthcoming expenses and payments		650	-	71 781
Other short-term liabilities		660	-	-
SUBTOTAL for section V		690	967 707	1 078 310
BALANCE (sum of lines 490+590+690)		700	11 533 745	11 824 193

Index	Note	Line code	Year beginning	Year end
1	A	2	3	4
Leasehold fixed assets		910	197	29 464
Including under leasing		911	-	-
Inventory holdings under agreement of bailment		920	148	6
Materials taken for reprocessing		925	-	-

Goods taken on commission		930	-	-
Equipment taken for mounting		935	-	-
Written off debts of insolvent debtors		940	121 807	164 344
Security of debentures and payments obtained		950	65 255	62 275
Security of debentures and payments granted		960	-	30 000
Depreciation of fixed assets		970	3 664	3 148
Depreciation of objects of external improvement and other similar objects		980	-	-
Blank of strict accountability		990	-	28
OFixed assets granted on lease		992	-	10 948
Assets in state possession		993	12 902	16 093
Intangible assets got for use		995	-	-

6.4. Profit and loss statement of the Company for the reporting period

thous. rubles

Index	2002 shipments	2003 shipments	2004 shipments
I. Income and expenses in basic activities			
Net proceeds from sale of goods, products, works, services	7 959 284	9 612 101	10 046 128
Prime cost of goods, products, works, services sold	7 556 754	8 666 352	9 014 827
Gross profit (010 - 020)	402 530	945 749	1 031 301
Commercial expenses	0	0	0
Administrative expenses	0	0	0
Profit (loss) from sale (lines 010 - 020 - 030 - 040)	402 530	945 749	1 031 301
II. Operational income and expenses			
Interest receivable	774	85	0
Interest payable	2 296	3 195	4 119
Income from participation in other organizations	0	2 285	1 508
Other operational income	1 935 862	2 361 800	381 765
Other operational expenses	2 033 277	2 475 523	528 806
III. Non-sale income and expenses			
Non-sale income	361 086	82 572	26 740
Non-sale expenses	282 052	147 551	245 889

Profit (loss) before taxation (lines 050 + 060 -070 + 080 + 090 -100 +120- 130)	382 627	766 222	662 500
Income tax and other similar compulsory payments	324 088	258 958	220 069
Profit (loss) in basic activities	58 539	507 264	442 431
IV. Extraordinary income and expenses			
Extraordinary income	45	12 864	8 768
Extraordinary expenses	4 531	24 149	2 578
Net profit (retained profit (loss) for the reporting period (lines 160+170-180)	**54 053**	**495 979**	**448 621**

Comment to profit and loss statement

The main indicators of financial results are profit from sale, profit before taxation, net profit.

Profit from sale of the Company in 2004 amounted 1 031 301 thousand rubles.

Profit before taxation amounted 662.500 thousand rubles

After payment of profit tax and other compulsory payments from profit, net profit at Company's disposal amounted 54053 thousand rubles.

6.5. Information about Auditor of the Company.

Auditor :

Limited society "RSM Top-Audit".

Legal address : Entuziastov str. 5, b. 4, Moscow, 111024.

Mailing address : B. Ordinka str. 54, b.2 , Moscow, 105062.

Tel. (095) 916-0911

Fax: (095) 917-8789.

INT: 7722020834

State registration certificate of April , 2 1992 № 360.640, issued by Moscow Registrar .



License № E 004827 for audit conducting issued under the Order of Ministry of Finance on August 1, 2003 № 238. This license is valid during 5 years.

6.6. Incomes forecast.

In 2005 incomes from sale of electric and thermal energy are formed and approved on basis of tariffs , ratified by the Rostov Regional Energy Commission in December 2004.

Planned income in 2005 from all kinds of activity will make up 11550,6 mln rubles , including 9281,6 mln rubles from sale of electric energy, 1362 mln. rubles from sale of thermal energy, 615 mln rubles from transmission of electric energy to subjects of WMEP, 291,9 mln. rubles from rendering other services.

Distribution of profit according to resolutions of general meetings of shareholders of the Company for the last three years is shown in the following table :

	AGMS 2002	AGMS 2003	AGMS 2004
Retained profit (thous. rubles)	54 053	495 979	448 621
Reserve fund (thous. rubles)	27 03	24 799	22 431
Accumulation fund (thous. rubles)	-	409 549	254 122
Dividends (thous. rubles) Among them : Interim dividends	48 654	61 631	172 068 169 884
Other aims (repayment of losses of previous years)	2696	-	-

Profitability of dividend payments during the last 3 years, %.

	2002	2003	2004
OS	2,52	2,39	1,91
PS	3,11	10,37	5,72

Dividend history of the Company during the last 3 years.

Share type	Period	Date of register compilation for dividends payment	Total sum of dividends charged.	Number of shares for the date of register compiling	Amount of dividends per 1 share.	Type of payment	Total sum of actually paid out dividends	Date of payment commencement
OS	2002	23.04.03	37545181,65	3128764676	0,012	money	37336768,51	09.06.03
PS	2002	23.04.03	11108847,16	925737256	0,012	money	10785376,14	09.06.03
Total for 2002		-	**48654028,81**	**4054501932**	-	money	**48122144,65**	-
OS	2003	09.04.04	16269575,84	3128764676	0,0052	money	4255448,69	27.05.04
PS	2003	09.04.04	45361124,76	925737256	0,049	money	28353233,27	27.05.04
Total for 2003		-	**61630700,60**	**4054501932**	-	money	**32608681,96**	-
OS	2004	13.11.04	131095240,52	3128764676	0,0419	money	130704175,53	20.12.04
PS	2004	13.11.04	38788391,89	925737256	0,0419	money	38117086,75	20.12.04
Total for 9 months 2004		-	**169883632,41**	**4054501932**	-	money	**168821262,28**	-

Dividends are not paid out to :

- Deceased shareholders, legatees of which have not executed right certificate for inheritance ;
- Shareholders , personal accounts of which are closed.





8.1. Investments of the Company.

In correspondence with the Investment Program, coordinated with Rostov Regional Administration and Regional Energy Commission, in 2004 new construction, reconstruction and technical re-equipment of energy objects was carried out. For these aims , according to approved plan, capital investment in sum 801,65 mln rubles was allocated.


Amount of capital investments according years
1400
1200
1000
800
600
400
200
0
580
1200
1093,3
813,3
723,6
2002
2003
2004
Total amount of capital investments
Reconstruction and technical re-equipment

Actual volume of capital investment implementation amounted 813,3 mln rubles (101% to year plan), including for technical re-equipment and reconstruction - 723,6 mln rubles (89% of all implemented means), for new construction - 89,7 mln rubles (11% of all implemented means).

Plan of capital construction for 2004 was fulfilled completely . Basic assets in sum 665,9 mln rubles were put into operation. Besides, in 2004 reconstruction of 7,802 km of thermal networks in cities Rostov-on-Don and Volgodonsk was carried out, reconstruction of 85,51 km transmission airlines with voltage 35 and higher kV and 319,686 transmission airlines with voltage 0,4-10 kV was fulfilled.

8.2. Funding sources for investment programs.

In 2004 investment of capital production was carried out at the expense of internal funds , which are part of approved tariff for thermal energy , out of the following sources :

- depreciation allocations - 582,8 mln rubles.;
- profit for development of production – 220,4 mln rubles.;
- other sources - 10,1 mln rubles.

There were no attracted credits and funds of investors.



8.3. Structure of investments.

Structure of capital investments for reconstruction and re-equipment is the following :

- electric power stations – 96,0 mln rubles.;
- electric networks – 352,0 mln rubles.;
- thermal networks – 163,2 mln rubles.;
- equipment (without mounting) – 62,0 mln rubles.;
- PRW of future periods – 40,3 mln rubles.;
- other objects – 10,1 mln rubles.

Shedule of capital investment implementation


PRW -
40,3 mln r.
Other-
10,1 mln r.
Equipment -
62,0 mln r.
electric power
stations - 96,0
mln r.
Thermal
networks -
163,2 mln r.
Electric
networks -
352,0 mln r.



8.4. Attraction of credit resources for investment projects.

In 2004 JSC "Rostovenergo" didn't attract credit resources for investment projects.

8.5. Investment plans for future periods.

In 2004 the work on search of potential investors , including foreign, was carried out. Information on the following investment projects was prepared and directed to :

- ♦ Technical re-equipment of steam boiler-house of Rostov TPP - 2 into energy poly unit by means of installation of two turbines P-9,8-1,3/0,1.
- ♦ Construction termination of new gas pipeline to Volgodonsk TPP-2.
- ♦ Construction of heat-main from Volgodonsk TPP-2 to the western district of the town.
- ♦ Technical re-equipment of boiler –house №3 of Rostov Thermal Networks into autonomous source of electric and thermal energy by installation of gas-turbine equipment.

to bank "Globax" , LC "Roscominvest" , to BU-№1 JSC RAO "UESR". Besides , with the aim of investment portfolio forming the Company sent to BU-№1 JSC RAO "UESR" information about reconstruction of Kamensk DHP with organizing of central heating system of Kamensk-Shakhtinsky.

9.1. Application of new technologies of energy generation and dynamics of the Company's development.

Under circumstances of limited investment resources the main task for nearest five years is highest possible keeping in operation of working power plants and boiler-houses by means of their technical re-equipment and reconstruction of machinery with exhausted life time. At the same time the main orientation is maximal introduction of new high-performance technologies into generation of electric and thermal energy.

Till 2005 it is planned to realize technical re-equipment of hot-water boiler-house N3 of Rostov Thermal Networks into autonomous source of electric and thermal energy by installation of 4 gas turbines with output 20 MW each, technical re-equipment of steam boiler-house of Rostov TPP-2 by installation of 2 turbines 10 MW each.

Besides, technical re-equipment of water turbine p. N1 with the installed capacity 50 MW is still at process at the Tcimlyansk HPP and till 2007 it is planned to replace water turbine p. N4 .

Main lines of development of electric-power industry of Rostov region for the future period 2006 - 2010 will be elaborated in 2005 by "Yuzhenergosetproekt " in "Scheme of development of Rostov power supply system for years 2006-2010 with perspective view till 2050"

Taking into consideration modified conditions, JSC «Institute Yuzhenergosetproect» while updating the "Development scheme of UES of Northern Caucasus till the year 2020" determined the following values of electricity consumption :

Index	Unit	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
C annual	Bln kWh	14,36	14,37	14,13	14,69	14,91	15,14	15,47	15,83	16,19	16,5
C мах	Mln kWh	2,471	2,648	2,463	2,551	2,581	2,612	2,659	2,716	2,768	2,83

At that, growth of electricity consumption till 2006 will amount 1,5%, and in period till 2010 –2,5%.

The dynamics of forecasting energy consumption is shown bellow :


Energy consumption
17,5
17
16,5
16
15,5
15
14,5
14
13,5
13
12,5
bln. kWh
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
year



Development of the Company's telecommunication network and Internet technologies

JSC "Rostovenergo" provides timely and accurate information disclosure on all substantial issues, concerning the Corporation, including financial state, activity results, property and management of the Company.

Information disclosure is carried out in correspondence with "Standards of Information disclosure" determined for subjects of wholesale and retail markets of electric power by the Governmental Regulation of RF of 24.01.04 №24.

In 2004 the design and structure of the official site of the Company http://www.rao-ees.ru/rosten was adjusted in accordance with recommendations of RAO "UES of Russia". Update of principal data is fulfilled in correspondence with the certificated standing orders and standards of information disclosure for associated companies of RAO "UES of Russia".

The corporate site http://www.rosten.ru is updated regularly too.

Intranet system was created at the managerial office of JSC "Rostovenergo" and now is widely used by all subsidiaries. It includes :

- Efficient-dispatch reports.
- Information about trade system of the wholesale market of electric power with daily analysis of Company's participation in WMEP.
- press round-up
- Directive documents of RAO "UES of Russia" and Business Unit -1.





♦ Standing orders and forms of internal reporting in correspondence with standards of RAO "UES of Russia"

♦ Directive documents of JSC "Rostovenergo" (orders, directions and minutes of meetings).

♦ monthly presentations of results of the Company's activity.

♦ Forum "Ask Director General the question"

♦ Telephone directory of employees of managerial staff with search system.

♦ *Search throughout* Intranet system.

♦ Data base on normative-technical documents

In correspondence with the standards of information disclosure for associated companies of RAO "UESR" and regional power supply companies a treaty with the Stock exchange was concluded. It provides listing of securities, substantial facts and other events being of interest for shareholders. They are published regularly on the " News Tape of Interfax" .





11.1. Dynamics of pollutant emissions and waste waters .

Pollutant emission from thermal power plants and thermal networks in 2004 amounted 3,4 thous. tons , that is 0,3 thous. tons more than in 2003 . The main reason of pollutant emission increase was raise of electricity generation at Volgodonsk TPP-2 and Rostov TPP-2.

Waste discharge in 2004 amounted 81,0 thous. m3., that is 16,0 thous. m3 more than in 2003 . Increase of waste discharge is due to raise of diversion flow by the Central boiler-house, because of increase in heat generation.

In 2004 there were no injunctions of controlling units about infraction by subsidiaries of JSC "Rostovenergo". There were no accidents with ecological consequences.

Fuel:

Kind of fuel	**2002**	**2003**	**2004**
Coal , trf	-	-	-
Gas, trf	1419399	1327627	1370953
Mazut, trf	161	-	-
Total, trf	**1409560**	**1327627**	**1370953**

Emission:

Kind of emis-sion	**2002**	**2003**	**2004**
Ash, thous. tons	0,008	-	-
Nox, thous. tons	3,1	3,0	3,3
Sox, thous. tons	0,011	0,006	0,02
CO, thous. tons	0,092	0,079	0,13
Total	**3,3**	**3,1**	**3,4**


Emission
CO, thous. t
Sox, thous. t
Nox, thous. t
Ash thous. t
5
2,5
0
2002
2003
2004



Waste water discharge:

Years	2002	2003	2004
Amount of waste water, thous. m3	74,1	65,0	81,0


Amount of waste water
90
80
70
60
50
40
30
20
10
0
2002
2003
2004

Dynamics of expenses for environmental protection :

Years	2002	2003	2004
Expenses, thous. rubles.	8966,8	18638,8	16278,5


18638.8
16278.5
8966.8
2002
2003
2004
Expences,thous. rub

12.1. Guiding principles and purposes of personnel policy JSC "Rostovenergo".

The purpose of personnel policy of the Company is attraction to the certain work the most appropriate workmen, as well as joining the available human resources (the qualification and potential) together with the corporative purposes and mission of the Company .

Guiding principles of personnel policy JSC "Rostovenergo"

- selection, hiring and placement of employees;

- system of motivation and salary is equitable to employees, it is competitive-capable in respect of other join-stock companies and companies of the region and is well operated;

- the remuneration is based on the results of individual labor and efficiency of the organization;

- the development, education, moving and career growth of workmen are realized in accordance with the results of their labor, qualification, abilities, interests and need of the organization;

- employment is connected with needs of the organization, the individual level of capacity, abilities and qualification.

12.2. Structure of employees according to categories.

	persons	%
Total employees	8 959	
Among them :		
managers	1 135	13
specialists	2 060	23
office employees	61	1
workers	5 703	63


Structure of employees according to catergories
managers 13%
specialists 23%
office employees 1%
workers 63%
managers
specialists
office employees
workers

12.3. Age structure of personnel.


Age structure of personnel
From 50 to 60 years 23%
Older 60 years 2%
Younger 30 years 16%
From 30 to 50 years 59%
Younger 30 years
From 30 to 50 years
From 50 to 60 years
Older 60 years

	persons	%
Younger 30 year old	1 418	16
From 30 to 50	5 296	59
From 50 to 60	2 245	23
Older 60	206	2

12.4. Turnover of personnel.

Number of employees of the Company in 2004 decreased 2474 persons.

Main reasons of this decrease are as follows :

- optimization of personnel size connected with the reforming of the Company;
- personnel move into 9 established affiliate companies;
- release of personnel both on reasonable and unreasonable excuse

3554 persons were released on reasonable excuse, among them :

- managers - 411 persons;
- specialists - 556 persons;
- office employees - 41 persons;
- workers - 2546 persons;

589 persons were released on unreasonable excuse, among them :



- managers - 45 persons;
- specialists - 104 persons;
- office employees - 5 persons;
- workers - 435 persons

In 2004 turnover of personnel amounted 6 %, in 2003 -19 %.

Dynamics of personnel number during 2002-2004

Category of personnel	Years		
	2002	**2003**	**2004**
Managers	1 614	1 434	1 135
Specialists	2 583	2 425	2 060
Office employees	159	96	61
Workers	9 285	7 478	5 703
Total:	13 641	11 433	8 959

12.5 Qualitative Structure of personnel (level of education)


Qualitative Structure of personnel (level of education)
40%
30%
20%
10%
0%
26%
30%
33%
27%
31%
36%
0,2%
0,2%
0,1%
2002
2003
2004
With higher education
With secondary special education
Candidates and doctors of science




Qualitative Structure of personnel (level of education)- 2004
4000
3000
2000
1000
0
3589
3692
3375
3693
2975
3211
22
20
24
2002
2003
2004
With higher education
With secondary special education
Candidates and doctors of science

12.6. Social policy.

Social policy of JSC "Rostovenergo" in 2004 was carried out in correspondence with the "Branch Tariff Agreement in electric-power industry and "Collective agreement" of JSC "Rostovenergo".

Leading lines of social policy of JSC "Rostovenergo" in 2004 were the following :

- health protection of employees;
- provision of non-governmental pensions and administration of guarantees , preference and guarantees to employees and pensioners of JSC "Rostovenergo"

The total sum of insurance payments for voluntary medical insurance amounted in 2004 22680 rubles.

In 2004 37656,8 thousand rubles were used up for measures of labor protection in JSC "Rostovenergo" (3,76 thous. rub. per person), including on provision employees with facilities of the individual protection 20413,9 thous. rub. (2,04 thous. rub. per person), against



32341,5 thous. rub. (2,45 thous. rub. per person), including on provision employees with facilities of the individual protection 12003,8 thous. rub. (0,91 thous. rub. per person) in 2003.



Chapter 13.
Tasks and prospects of the Company for 2005.

The main task of JSC "Rostovenergo" and spin –offs JSC "Energy Sale Rostovenergo" and "Rostov Generating Company" for future periods is breaking-even and obtaining profit , which will ensure financing of planned expenses for 2005.

For earning the planned profit by JSC "Rostovenergo" and spin –offs JSC "Energy Sale Rostovenergo" and "Rostov Generating Company" in 2005 it is necessary :

- To strengthen business, especially in energy sale, generation, transport and realization of thermal energy.
- To increase efficiency of productivity by means of optimization of production facilities of JSC "Rostov Generating Company" and Regional electricity supply network company JSC "Rostovenergo".
- To strengthen payment discipline of consumers of electricity services of JSC "Rostovenergo".
- To cut down expenses due to effective management of production costs.
- To preserve optimal level of correlation, of own and borrowed assets of the Company, to attract loan circulating assets for special programs.

Tasks and prospects of the Company for 2005.

- To increase the share of additional incomes and profit at the expense of development of economically rational kinds of activity.






"Rostovenergo"

14.1. Realization of project of the Company reorganization .

Among significant events in Company reorganization during the reporting year is resolution of the extraordinary general meeting of shareholders " About reorganization of JSC "Rostovenergo" in the form of detachment , about procedure and terms of detachment, about establishment of new companies, about allocation of shares of the established companies and the procedure of such allocation, about approval of separating balance."

The extraordinary general meeting of shareholders made a decision to reorganize JSC "Rostovenergo" in the form of detachment of :

- JSC "Rostov Generating Company";
- JSC "Management Company Rostovenergo";
- JSC " Energy Sale Rostovenergo"
- JSC " Main transmission Line Company Rostovenergo".

Shares of established companies were distributed among shareholders of JSC "Rostovenergo" pro rata to quantity of Company's shares in their possession as of 11.05.2004. The nominal value of one share amounted :

- JSC "Rostov Generating Company" - 1.23 rubles ,
- JSC "Management Company Rostovenergo"--- 0.004 kopeks ,
- JSC " Energy Sale Rostovenergo" - 2 kopeks ,
- JSC " Main transmission Line Company Rostovenergo" - 15 kopeks.

The authorized capital stock of JSC "Rostovenergo" remained constant - 4 054 501 932 rubles, the source of forming authorized capital stocks of detached companies was additional share capital of JSC "Rostovenergo" .

After resolution about reorganization of JSC "Rostovenergo" the shareholders, which voted against reorganization or didn't take part in voting on this item, were entitled to demand redemption of shares in their possession at the price



determined by the independent appraiser. But there were not such demands as well as demands on advanced credit repayment, so risks of such resolution was reduced to zero.

Extraordinary meetings of shareholders of companies, detached from JSC "Rostovenergo", which took place on 05.11.2004 approved Charters, elected machinery of government. Preparatory work for state registration of these companies on the first working day of 2005 were carried out. .

Certain actions were fulfilled for organizing the activity of 9 nonspecialized and service subsidiaries of JSC "Rostovenergo", established in 2003.

State registration of shares issues and reports about results of shares issues of nonspecialized and service subsidiaries of JSC "Rostovenergo" was carried out by FCS RF, including :

- JSC «SAF Sokolovskoye»,
  JSC «SAF Markinskoye»,
  JSC «SAF named after Grechko»,
  JSC «Recreation department «Energetic»,
  JSC «Boarding house Luchezarny» –15.01.04.;
- JSC «ERE Rostovskoye»,
  JSC «Rostovenergonaladka»,
  JSC «Rostovebergospetsremont»,
  JSC «Rostovenergoavtotrans» – 02.03.04.

14.2. Reorganization of the Company in 2005.

In 2005 reorganization of the power supply system will go on. On January,11 2005 state registration of JSC "Rostov Generating Company", JSC "Management Company Rostovenergo", JSC "Energy Sale Rostovenergo".

The main tasks in 2005 are accurate realization of a plan directed to organizing of financial and economic activity of



detached companies, disposal of property of JSC "Rostovenergo", attributed to UNENS, to authorized capital stock of JSC " Main transmission Line Company Rostovenergo". State registration of JSC " Main transmission Line Company Rostovenergo" is preliminary put off from January to May.

The work in cessation of the Company's participation in nonspecialized activities will be continued in correspondence with Register of nonspecialized assets of JSC "Rostovenergo" , approved by the Directors' Board of JSC "Rostovenergo" on 30.12.2004, Minutes №.12. In 2005 real sale of 100% shares of nonspecialized and service associated companies of JSC "Rostovenergo" .

On the whole year 2005 for JSC "Rostovenergo" and for detached companies will be characterized as a year of organizational formation.



JSC "Rostovenergo"

B. Sadovaya street, 49 Rostov-on-Don, 344007

Tel. (863) 2-385-359
http://www.rosten.ru, http://www.rao-ees.ru/rosten
Department of stock development and capital records :
tel.(8632) 385-108, 385-236, fax (8632)385-366, 40-55-08
Banking details :
INT 6164102637 CRR 616401001
s/a 40702810300000006235
in JSC CB "Tsentr Invest" Rostov-on-Don
BIC 046015762 Correspondent account 30101810100000000762

Auditor:
Limited society "RSM Top-Audit".
B. Ordinka str. 54, b.2 , Moscow, 105062.
Tel. (095) 916-0911
Fax: (095) 917-8789.
License № E 004827 for audit conducting issued under the Order of Ministry of Finance of August, 1, 2003 № 238, period of validity-5 years. Approved by the AGMS 30.06.2004.

Register holder

JSC "Central Moscow Depositary"
Orlikov 3, b. B, Moscow 107078
Tel. (095) 221-13-35, Fax (095) 221-13-33.

Independent appraiser of the Company

1. LC «Appraiser «Binom».
2. Consortium of appraisers , headed by the company CC "Deloit & Tush", including the following companies : CC"Deloit & Tush", ACF «Top-Audit», CC «Otechestvo, Enterprise «INUPEK».
3. LC «Lair» .
4. LC «CFAC».
5. LC «ACF «Top-Audit».

Preliminary results of the Company's work for 2004 were examined and adopted on 29.01.2005 by the Directors' Board of JSC "Rostovenergo"(Minutes № 13).

Director General
JSC "Rostovenergo" Kushnarev F.A.

Chief accountant
JSC "Rostovenergo" Larkova L.N.

